50

[redacted]

03015382

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Rec'd 1/1/03

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2003
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-46808

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AFS EQUITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 1ST AVE NORTH STE 104
(No. and Street)

BIRMINGHAM (City) AL (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TRAVA WILLIAMS 205-581-5277
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MACKLE, SPLAWN, TINDALL & McDONALD, LLP
(Name – *if individual, state last, first, middle name*)

2100 16TH AVE SOUTH STE 300 (Address) BIRMINGHAM (City) AL (State) 35205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

50

MAR.03.2003 17:53 9337944 MACKLE SPLAWN TINDALL MCDONALD #6846 P.002

OATH OR AFFIRMATION

I, TRAVA WILLIAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AFS EQUITIES, INC., as of DECEMBER 31, 2002, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public Comm. expires 2/20/06

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFS EQUITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION DECEMBER 31, 2002 AND 2001

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
AFS Equities, Inc.
Birmingham, Alabama

We have audited the accompanying balance sheets of AFS Equities, Inc., as of December 31, 2002 and 2001, and the related statements of income (loss), stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of AFS Equities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern.

Reply To: P.O. Box 55765 • Birmingham, AL 35255
2100 16th Avenue, So • Ash Place, Suite 300 • Birmingham, AL 35205 • (205) 933-7822 • Fax (205) 933-7944

As reported in the financial statements, the company incurred a net loss of $71,574 and $114,749 for the years ended December 31, 2002 and 2001, respectively. During 2002 and 2001 stockholders' purchased $60,698 and $91,486, respectively, of common stock. The Company used this additional capital to meet current operating obligations. Based on these facts, substantial doubt exists about the likelihood of the Company to continue as a going concern without the continued ability of the shareholders to raise capital.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information contained in Schedules I and II constitutes supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information contained in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mackle Splawn Tindall & McDonald, LLP

February 15, 2003

AFS EQUITIES, INC.

BALANCE SHEET
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current assets		
Cash	$ 25,955	$ 1,498
Commissions receivable	40,969	33,919
Management fees receivable	6,000	10,891
Other trade receivables	316	10,359
Accounts receivable - shareholders	0	1,624
Prepaid expenses	227	675
Total current assets	73,467	58,966
Fixed assets		
Furniture and equipment	31,734	29,796
Less accumulated depreciation	(14,973)	(11,250)
Total fixed assets - net	16,761	18,546
Other assets		
Refundable deposit	1,750	0
Clearing deposit	25,000	25,000
Total other assets	26,750	25,000
TOTAL ASSETS	$ 116,978	$ 102,512

See notes to financial statements.

LIABILITIES AND STOCKHOLDERS' EQUITY

		2002		2001
Current liabilities				
Accrued commissions and fees	$	26,199	$	19,660
Accounts payable - trade		3,542		16,596
Accrued payroll taxes and penalties		34,162		22,305
Loans from shareholder		20,000		0
Total current liabilities		83,903		58,561
Stockholders' equity				
Common stock, par value $1, 100,000 shares authorized, 18,258 and 11,926 shares issued and outstanding as of December 31, 2002 and 2001, respectively		18,258		11,926
Common stock subscribed		0		2,000
Additional paid-in capital		345,925		289,559
Retained earnings (deficit)		(331,108)		(259,534)
Total stockholders' equity		33,075		43,951
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	116,978	$	102,512

AFS EQUITIES, INC.

STATEMENT OF INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Commissions earned	$ 362,919	$ 497,964
Costs of commissions earned	210,607	306,444
Gross profit	152,312	191,520
Operating expenses	224,119	308,972
Operating loss	(71,807)	(117,452)
Interest income	233	2,703
NET INCOME (LOSS)	$ (71,574)	$ (114,749)

See notes to financial statements.

AFS EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Total	Common Stock	Common Stock Subscribed
Balances at December 31, 2000	$ 67,214	$ 2,400	$ 117,550
Issuance of subscribed stock	0	587	(117,550)
Common stock subscribed	2,000	0	2,000
Reissue of treasury stock	991	0	0
Issuance of common stock	88,495	8,939	0
Net loss	(114,749)	0	0
Balances at December 31, 2001	43,951	11,926	2,000
Issuance of subscribed stock	0	372	(2,000)
Issuance of common stock	60,698	5,960	0
Net loss	(71,574)	0	0
Balances at December 31, 2002	$ 33,075	$ 18,258	$ 0

See notes to financial statements.

Additional Paid-in Capital	Retained Earnings (Deficit)	Treasury Stock
$ 101,549	$ (144,785)	$ (9,500)
116,963	0	0
0	0	0
(8,509)	0	9,500
79,556	0	0
0	(114,749)	0
289,559	(259,534)	0
1,628	0	0
54,738	0	0
0	(71,574)	0
$ 345,925	$ (331,108)	$ 0

AFS EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities		
Net income (loss)	$ (71,574)	$ (114,749)
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation expense	3,723	2,767
Assets (increase) decrease:		
Commissions receivable	7,884	(24,374)
Investments	0	37,793
Accounts receivable brokers	0	7,855
Accounts receivable - stockholder	1,624	(1,624)
Prepaid expenses	448	(675)
Refundable deposits	(1,750)	0
Liabilities increase (decrease):		
Accrued commissions	6,538	(38)
Accounts payable	(13,054)	1,606
Accounts payable - stockholder	0	(666)
Accrued payroll taxes and penalties	11,857	15,497
Net cash used in operating activities	(54,304)	(76,608)
Cash flows from investing activities		
Fixed asset purchases	(1,937)	(19,165)
Net cash used in investing activities	(1,937)	(19,165)
Cash flows from financing activities		
Loan from shareholder	20,000	0
Sale of common stock	60,698	91,483
Net cash provided by financing activities	80,698	91,483
Net increase (decrease) in cash and cash equivalents	24,457	(4,290)
Cash and cash equivalents, beginning	1,498	5,788
CASH AND CASH EQUIVALENTS, ENDING	$ 25,955	$ 1,498

See notes to financial statements.

AFS EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. **Summary of significant accounting policies**

<u>Company's activities</u>
The Company was incorporated September 29, 1993 as a broker and dealer in securities. The Company engages in allowable activities of a broker or dealer maintaining a minimum net capital requirement not less than $ 5,000 as per SEC Rule 15c3-2(iv).

<u>Basis of accounting</u>
The financial statements of AFS Equities, Inc. are prepared using the accrual basis of accounting where revenues are recognized when earned and expenses are recognized when incurred. This basis of accounting conforms to generally accepted accounting principles.

<u>Cash equivalents</u>
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

<u>Use of estimates</u>
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

<u>Depreciation</u>
The cost of property, plant and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed primarily on the straight-line method.

<u>Advertising</u>
Advertising costs are expensed as incurred.

<u>Accounts receivable</u>
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

2. **Reserve requirements**

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

AFS EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

3. Minimum capital

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. At December 31, 2002 and 2001, the Company's net capital as defined by SEC Rule 15c3-1 was $2,427 and $ 2,692, respectively, in excess of minimum net capital required. The excess net capital at 1500% was $2,427and $ 3,788 at December 31, 2002 and 2001 respectively, and the percent of aggregate indebtedness to net capital was 1046% and 761%.

4. Income taxes

Because the Company reports income for tax purposes on a cash basis, temporary differences exist between the recognition of certain income and expense items for income tax purposes and financial reporting purposes. The Company has Federal and State net operating loss carryforwards available to offset income in future years in the amount of $359,530. This amount expires beginning in the year 2010.

5. Related party transactions

The Company leased office equipment from a related party under an oral agreement. Net rental expense related to this agreement of $ 3,889 has been included in operations for the year ended December 31, 2001.

During 2001, the Company received office equipment valued at $ 19,165 from a related party in settlement of a receivable.

The Company has accounts receivable due from a related party of $ 0 and $ 1,624 as of December 31, 2002 and 2001 respectively, for miscellaneous expenses paid by the Company on behalf of the related party.

During 2001, it was determined that the Company's certificate of deposit in the amount of $37,378 had been used to collateralize a loan for another entity. This other entity was owned by shareholders of AFS Equities, Inc. When current management discovered the above facts, this certificate of deposit was immediately used to repay the indebtedness of the other entity. As management feels certain that recovery of this amount is not possible, the Company has charged this amount to bad debt expense offsetting it against a loan received from this other entity for a net charge to bad debts of $17,878.

6. Lease Commitments

In May of 2002 The Company entered into a lease agreement for its current office facility. The lease term is for 60 months with monthly payments of $1,750.

SUPPLEMENTARY INFORMATION

AFS EQUITIES, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 17a-5 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Statement of net capital under SEC Rule 17a-5

	2002	2001
Total ownership equity	$ 33,075	$ 43,951
Deduct:		
Assets not readily converted to cash per 15c3-1(c)(2)(iv)(A)		
Fixed assets - net	(16,761)	(18,546)
Prepaid insurance	(227)	(675)
Accounts receivable - shareholders	0	(1,624)
Other trade receivables	(316)	(4,523)
Refundable deposit	(1,750)	0
Assets not readily converted to cash per 15c3-1(c)(2)(iv)(C)		
Asset management fees receivable	(6,000)	(10,891)
Net capital	$ 8,021	$ 7,692

Computation of Basic Net Capital Requirement

	2002	2001
Ratio requirement per 15c3-1(i) Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 5,594	$ 3,904
Minimum dollar net capital requirement per 15c3-2(vi)	$ 5,000	$ 5,000
Excess net capital	$ 2,427	$ 2,692

Aggregate Indebtedness Ratio

	2002	2001
Aggregate indebtedness	$ 83,903	$ 58,561
Ratio to net capital	1046%	761%

AFS EQUITIES, INC.

SCHEDULE II: RECONCILIATION OF AUDITED NET CAPITAL TO THE UNAUDITED FOCUS REPORTS PART IIA FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Net capital per focus report	$ 8,108	$ 16,313
Decrease in cash	(87)	0
Increase in accounts receivable	0	6,392
Increase in prepaid expenses	0	675
Increase in fixed assets - net	0	16,908
Decrease in other asset	0	(1,002)
Increase in other liabilities	0	(11,878)
Increase in not readily converted into cash	0	(17,631)
Increase in aggregate indebtedness	0	(2,085)
Net audited computation of capital	$ 8,021	$ 7,692

AFS EQUITIES, INC.

SCHEDULE III: OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Office salaries	$ 73,193	$ 87,173
Legal and accounting	20,601	15,062
Rent	18,946	31,997
Quote services	18,841	32,672
Insurance - health	13,815	21,989
Professional fees	13,601	6,856
Payroll taxes	9,687	15,887
Office expenses	9,242	11,116
Telephone and pager	8,607	18,085
Penalties	7,332	5,585
Computer expenses	4,458	4,667
Travel and entertainment	3,925	4,385
Depreciation	3,723	2,767
Mail and postage	3,303	2,714
Taxes and licenses	2,959	5,627
Internet fees	2,594	4,929
Storage	2,071	1,800
Advertising	1,331	2,740
Cable	1,158	853
Marketing	1,107	1,351
Insurance - other	1,014	1,016
Bank charges	977	666
Continuing education	861	3,782
Miscellaneous	580	512
Repairs and maintenance	193	361
Late fees	0	323
Bad debt	0	17,878
Dues and subscriptions	0	1,007
Equipment rental	0	3,889
Utilities	0	1,283
TOTAL OPERATING EXPENSES	$ 224,119	$ 308,972

See notes to financial statements.